FundX Investment Trust
235 Montgomery Street, Suite 1049
San Francisco, California 94104-3008

June 21, 2019

VIA EDGAR TRANSMISSION

Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	FundX Investment Trust (the “Trust”)
SEC File Numbers: 333-231756
Re: FundX Tactical Upgrader Fund
FundX Conservative Upgrader Fund
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-14 as Filed on June 21, 2019 (SEC Accession No. 0000894189-19-003729)

Dear Ms. Larkin:

The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that the Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N‑14 on Friday, June 21, 2019, on behalf of the above-named Funds, be accelerated to become effective on June 24, 2019.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Quasar Distributors, LLC, the Trust’s principal underwriter, requesting that effectiveness of Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 be accelerated to Monday, June 24, 2019.

If you have any questions regarding the above responses, please do not hesitate to contact Scott Resnick at (626) 914-7372 or scott.resnick@usbank.com.

Sincerely,

/s/ Jeff Smith
Jeff Smith
President, FundX Investment Trust

cc:    Steven G. Cravath, Cravath & Associates, LLC

Quasar Distributors, LLC
777 E. Wisconsin Ave.
Milwaukee, WI 53202

June 21, 2019

VIA EDGAR TRANSMISSION

Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	FundX Investment Trust (the “Trust”)
SEC File Numbers: 333-231756
Re: FundX Tactical Upgrader Fund
FundX Conservative Upgrader Fund
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-14 as Filed on June 21, 2019 (SEC Accession No. 0000894189-19-003729)

Dear Ms. Larkin:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of Pre‑Effective Amendment No. 1 to the Trust’s Registration Statement, filed on Form N‑14 on Friday, June 21, 2019, on behalf of FundX Tactical Upgrader Fund and FundX Conservative Upgrader Fund, be accelerated to June 24, 2019.

Very truly yours,

QUASAR DISTRIBUTORS, LLC

/s/ Teresa Cowan

Teresa Cowan
President